

January 27, 2015

Via E-mail
Mr. James T. Hau
Vice President and Chief Accounting Officer
The WhiteWave Foods Company
1225 Seventeenth Street, Suite 1000
Denver, CO 80202

Re: The WhiteWave Foods Company
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 28, 2014
Form 10-Q for the Quarterly Period Ended September 30, 2014
Filed November 10, 2014
Response letter dated January 16, 2015
File No. 001-35708

Dear Mr Hau:

We have reviewed your filings and response letter and have the following additional comment.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

North America Segment Results, page 47

1.   The example disclosure provided in Schedule A, as part of your response to prior comment number 2 from our letter dated December 19, 2014, indicates, in part, that increases in almondmilk sales have been partially offset by decreases in soymilk sales. In future filings, to the extent that changes in reported line items are due to two or more factors, expand your disclosure to quantify the impact of each factor. See FRC 501.04.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 if you have questions regarding our comment and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant